EXHIBIT 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Fiscal Year Ended
	Feb 3,	Jan. 28,	Jan. 29,	Jan. 31,	Feb. 1,
	2007	2006	2005	2004	2003
NET EARNINGS
Income from continuing operations	$247	$263	$255	$209	$162
Income tax expense	145	142	119	115	84
Interest expense, excluding capitalized interest	23	23	22	26	33
Portion of rents deemed representative of the
interest factor (1/3)	214	210	202	177	164
	$629	$638	$598	$527	$443

FIXED CHARGES
Gross interest expense	$23	$23	$22	$26	$33
Portion of rents deemed representative of the
interest factor (1/3)	214	210	202	177	164
	$237	$233	$224	$203	$197
RATIO OF EARNINGS TO FIXED CHARGES	2.7	2.7	2.7	2.6	2.2